Exhibit 99.1

Date: April 6, 2022	100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: New York Stock Exchange

Subject: BROOKFIELD INFRASTRUCTURE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 02, 2022
Record Date for Voting (if applicable) :	May 02, 2022
Beneficial Ownership Determination Date :	May 02, 2022
Meeting Date :	June 16, 2022
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number ISIN
CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES	11275Q107 CA11275Q1072
CLASS B MULTIPLE VOTING SHARES	N/A N/A

Sincerely,

Computershare

Agent for BROOKFIELD INFRASTRUCTURE CORPORATION